Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

	Nine Months Ended
	September 30,		Years Ended December 31,
(in millions, except ratios)	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before provision for income taxes	$91.3	$64.5	$86.4	$119.8	$163.0	$81.5	$60.7
Add:
Fixed charges	22.7	25.0	34.0	23.7	16.4	21.0	16.9

Total earnings	$114.0	$89.5	$120.4	$143.5	$179.4	$102.5	$77.6

Fixed charges:
Interest expense, net	$19.8	$22.2	$29.9	$21.0	$13.0	$15.0	$11.0
Preferred share dividends	—	—	—	0.1	1.5	3.4	3.8
Rental interest factor	2.9	2.8	4.1	2.6	1.9	2.6	2.1

Total fixed charges	$22.7	$25.0	$34.0	$23.7	$16.4	$21.0	$16.9

Ratio of earnings to fixed charges	5.0:1	3.6:1	3.5:1	6.1:1	10.9:1	4.9:1	4.6:1